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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                      Martha Stewart Living Omnimedia, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                    573083102
                                 (CUSIP number)


                              Thomas Roberts, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8479
          (212) 310-8479 (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 29, 2005
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [x]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 8 pages)


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

CUSIP No. 573083102                Schedule 13G                    Page 2 of 8

           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Martha Stewart

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [_]
                                                                                                  (b)    [x]

           3             SEC USE ONLY

           4             CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
   NUMBER OF SHARES
                                  5        SOLE VOTING POWER:
                                           1,297,416 shares of Class A Common Stock (1)

 BENEFICIALLY OWNED BY            6        SHARED VOTING POWER
                                           27,671,430 shares of Class A Common Stock
    EACH REPORTING
                                  7        SOLE DISPOSITIVE POWER:
                                           1,297,416 shares of Class A Common Stock (1)

      PERSON WITH                 8        SHARED DISPOSITIVE POWER:
                                           27,671,430 shares of Class A Common Stock

           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  28,968,846 shares of Class A Common Stock

          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                         CERTAIN SHARES:                [   ]

          11             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (9):
                                                                                         57.5% (2)

          12             TYPE OF REPORTING PERSON:                                    IN

(1) Includes (i) 1,005,100 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc.
     (the "Company") held directly by Ms. Stewart, (ii) 262,500 shares of the Company's Class A Common Stock which are subject to options exercisable by Ms. Stewart within 60 days of July 29, 2005, and (iii) 29,816 shares of
     Class A Common Stock held indirectly by Ms. Stewart as the sole trustee of the Martha Stewart 1999 Family Trust. Excludes 37,500 shares of Class A
     Common Stock subject to options which are not exercisable within 60 days of July 29, 2005.

(2) Based upon a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form
     10-Q for the period ended March 31, 2005, and assumes (i) conversion of 27,623,512 shares of the Company's Class B common stock, par value $0.01 per share ("Class B Common Stock"), each of which is convertible at the option of the holder into one share of Class A Common Stock and (ii) the exercise of 262,500 options which are exercisable by Ms. Stewart within 60 days of July 29, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common
     Stock.

CUSIP No. 573083102               Schedule 13G                     Page 3 of 8

           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         The Martha Stewart Family Limited Partnership
                         IRS ID No. 06-1477498

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [_]
                                                                                                  (b)    [x]

           3             SEC USE ONLY

           4             CITIZENSHIP OR PLACE OF ORGANIZATION:       Connecticut
   NUMBER OF SHARES
                                  5        SOLE VOTING POWER:
                                           0 shares of Class A Common Stock

 BENEFICIALLY OWNED BY            6        SHARED VOTING POWER
                                           27,623,512 shares of Class A Common Stock (3)
    EACH REPORTING
                                  7        SOLE DISPOSITIVE POWER:
                                           0 shares of Class A Common Stock

      PERSON WITH                 8        SHARED DISPOSITIVE POWER:
                                           27,623,512 shares of Class A Common Stock (3)

           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  27,623,512 shares of Class A Common Stock

          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                         CERTAIN SHARES:                [x] (See Item 4)

          11             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (9):
                                                                                         55.1% (4) (See Item 4)

          12             TYPE OF REPORTING PERSON:                                    PN

(3) Includes 27,623,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

(4) Based upon a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form
     10-Q for the period ended March 31, 2005, and assumes conversion of all shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.

CUSIP No. 573083102               Schedule 13G                     Page 4 of 8
Item 1.

(a)      Name of Issuer
         Martha Stewart Living Omnimedia, Inc.

(b)      Address of Issuer's Principal Executive Offices
         11 West 42nd Street
         New York, New York 10036

Item 2.

(a)      Name of Person Filing
         This Schedule 13G is being filed by and on behalf of the following persons:
         (i)      Martha Stewart; and
         (ii)     Martha Stewart Family Limited Partnership ("MSFLP")

(b) Address of Principal Business Office or, if none, Residence 11 West 42nd Street
         New York, New York 10036

(c)      Citizenship
         Martha Stewart is a United States citizen. MSFLP is a limited partnership organized under the laws of the State of Connecticut.

(d)      Title of Class of Securities
         Class A common stock, par value $0.01 per share (the "Class A Common Stock")

(e)      CUSIP Number
         573083102

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(d).

Item 4.  Ownership

(a)      Amount beneficially owned:

           MARTHA STEWART: 28,968,846 shares of Class A Common Stock. This number includes (i) 1,267,600 shares of Class A Common Stock owned directly by Ms. Stewart (262,500 of which are subject to options exercisable by Ms. Stewart within 60 days of July 29, 2005), (ii) 27,623,512 shares of the Company's Class B common stock, par value $0.01 per share (the "Class B Common Stock"), owned indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock,
(iii) 29,816 shares of Class A Common Stock owned indirectly by Ms. Stewart as the sole trustee of the Martha Stewart 1999 Family Trust (the "1999 Trust"),
(iv) 37,270 shares of Class A Common Stock owned indirectly by Ms. Stewart as a co-trustee of the Martha Stewart 2000 Family Trust (the "2000 Trust") and (v) 10,648 shares of Class A Common Stock owned directly by M. Stewart, Inc. ("M. Stewart"), of which Ms. Stewart is the sole director and an executive officer (See Item 8 below).

CUSIP No. 573083102              Schedule 13G                     Page 5 of 8

           As of the date hereof, the 1,267,600 shares of Class A Common Stock owned directly by Ms. Stewart are subject to a revocable proxy, dated as of October 6, 2004, held by Alexis Stewart. In addition, pursuant to a power of attorney dated October 6, 2004, Ms. Stewart appointed Alexis Stewart as her attorney-in-fact.

           MSFLP: 27,623,512 shares of Class A Common Stock. This number includes 27,623,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. MSFLP may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional (i) 29,816 shares of Class A Common Stock owned directly by the 1999 Trust, (ii) 37,270 shares of Class A Common Stock owned directly by the 2000 Trust, (iii) 10,648 shares of Class A Common Stock owned directly by M. Stewart and (iv) 1,267,600 shares of Class A Common Stock owned directly by Ms. Stewart, for a total beneficial ownership of 28,968,846 shares of Class A Common Stock (See Item 8 below). MSFLP disclaims beneficial ownership of all such securities, other than those securities held directly by MSFLP.

           As of the date hereof, the 27,623,512 shares of Class B Common Stock owned directly by MSFLP are subject to a revocable proxy, dated as of October 6, 2004, held by Alexis Stewart.

(b)  Percent of class:

           MARTHA STEWART: 57.5% (assumes conversion of 27,623,512 shares of Class B Common Stock and the exercise of 262,500 options exercisable by Ms. Stewart within 60 days of July 29, 2005, calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding (as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005)).

           MSFLP: 55.1% (assumes conversion of 27,623,512 shares of Class B Common Stock calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding (as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005)).

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote:

          MARTHA STEWART: 1,297,416 shares of Class A Common Stock. This number includes (i) 262,500 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of July 29, 2005, (ii) 1,005,100 shares of Class A Common Stock held directly by Ms. Stewart and (iii) 29,816 shares of Class A Common Stock held indirectly by Ms. Stewart as the sole trustee of the 1999 Trust.

          MSFLP: 0 shares of Class A Common Stock.

     (ii) Shared power to vote or to direct the vote:

          MARTHA STEWART: Ms. Stewart shares voting power with respect to the 27,671,430 shares of Class A Common Stock as follows: (i) Ms. Stewart shares voting power with MSFLP with respect to the 27,623,512 shares of Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock, (ii) Ms. Stewart shares voting power with Lawrence Shire, as a co-trustee of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock owned by the 2000 Trust and (iii) Ms. Stewart shares voting power with M. Stewart with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart.

CUSIP No. 573083102              Schedule 13G                     Page 6 of 8

          MSFLP: 27,623,512 shares of Class A Common Stock. This number includes 27,623,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock.

          (iii) Sole power to dispose or to direct the disposition:

          MARTHA STEWART: 1,269,416 shares of Class A Common Stock. This number includes (i) 262,500 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of July 29, 2005, (ii) 1,005,100 shares of Class A Common Stock held directly by Ms. Stewart and (iii) 29,816 shares of Class A Common Stock held indirectly by Ms. Stewart as the sole trustee of the 1999 Trust.

          MSFLP: 0 shares of Class A Common Stock.

          (iv) Shared power to dispose or to direct the disposition:

          MARTHA STEWART: Ms. Stewart shares dispositive power with respect to the 27,671,430 shares of Class A Common Stock as follows: (i) Ms. Stewart shares dispositive power with MSFLP with respect to the 27,623,512 shares of Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock, (ii) Ms. Stewart shares dispositive power with Lawrence Shire, as a co-trustee of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock owned by the 2000 Trust and (iii) Ms. Stewart shares dispositive power with M. Stewart with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart.

          MSFLP: 27,623,512 shares of Class A Common Stock. This number includes 27,623,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

           Lawrence Shire and Martha Stewart, as co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 37,270 shares of Class A Common Stock owned by the 2000 Trust. M. Stewart, of which Martha Stewart is the sole director and an executive officer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,648 shares of Class A Common Stock owned by M. Stewart.

CUSIP No. 573083102               Schedule 13G                    Page 7 of 8

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

By virtue of the relationships described in Item 4(a) above, Ms. Stewart and MSFLP may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Alexis Stewart, M. Stewart, the 1999 Trust, the 2000 Trust and Lawrence Shire, as co-trustee of the 2000 Trust, report separately on Schedules 13D.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.



             [The remainder of this page intentionally left blank.]

CUSIP No. 573083102             Schedule 13G                       Page 8 of 8

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 29, 2005

/s/ ALEXIS STEWART
--------------------------------------
Alexis Stewart, as Attorney-in-fact to
Martha Stewart


THE MARTHA STEWART FAMILY LIMITED
PARTNERSHIP

By:  /s/ ALEXIS STEWART
    -----------------------------------------
     Alexis Stewart, as Attorney-in-fact to
     Martha Stewart, General Partner

                                    SCHEDULES

Schedule I Joint Filing Agreement, dated February 10, 2000, among the signatories to this Schedule 13G

Schedule II         Power of Attorney, dated July 29, 2005, relating to Martha
                    Stewart

Schedule III        New York Power of Attorney of Martha Stewart, dated October
                    6, 2004

Schedule IV         Connecticut Power of Attorney of Martha Stewart, dated
                    October 6, 2004

Schedule V Revocable Proxy, dated October 6, 2004, executed by the Martha Stewart Family Limited Partnership.

                                                                     SCHEDULE II

                                POWER OF ATTORNEY

           KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Alexis Stewart her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13G, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:  July 29, 2005

                                                     /s/ MARTHA STEWART
                                                    ----------------------------
                                                     Martha Stewart

                                                                    SCHEDULE III

                        DURABLE GENERAL POWER OF ATTORNEY

                          NEW YORK STATUTORY SHORT FORM

               THE POWERS YOU GRANT BELOW CONTINUE TO BE EFFECTIVE

                    SHOULD YOU BECOME DISABLED OR INCOMPETENT

           CAUTION: THIS IS AN IMPORTANT DOCUMENT. IT GIVES THE PERSON WHOM YOU DESIGNATE (YOUR "AGENT") BROAD POWERS TO HANDLE YOUR PROPERTY DURING YOUR LIFETIME, WHICH MAY INCLUDE POWERS TO MORTGAGE, SELL, OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPERTY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU. THESE POWERS WILL CONTINUE TO EXIST EVEN AFTER YOU BECOME DISABLED OR INCOMPETENT. THESE POWERS ARE EXPLAINED MORE FULLY IN NEW YORK GENERAL OBLIGATIONS LAW, ARTICLE 5, TITLE 15, SECTIONS 5-1502A THROUGH 5-1503, WHICH EXPRESSLY PERMIT THE USE OF ANY OTHER OR DIFFERENT FORM OF POWER OF ATTORNEY.

           THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL OR OTHER HEALTH CARE DECISIONS. YOU MAY EXECUTE A HEALTH CARE PROXY TO DO THIS.

           IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER TO EXPLAIN IT TO YOU.

           THIS is intended to constitute a DURABLE GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

     I, Martha Stewart, c/o Martha Stewart Living Omnimedia, Inc.,
                         19 Newtown Turnpike, 2nd Floor, Westport, CT 06880

                         (insert your name and address)
                                                              do hereby appoint:

      Alexis Stewart, 27 North Moore Street, Apt. PH-E, New York, NY 10013

     (If 1 person is to be appointed agent, insert the name and address of your agent above)


     (If 2 or more persons ore to be appointed agents by you insert their names and addresses above)

    my attorney(s)-in-fact TO ACT

     (If more than one agent is designated, CHOOSE ONE of the following two choices by putting your initials in ONE of the blank spaces to the left of your choice).

[     ]  Each agent may SEPARATELY act.

[     ]  All agents must act TOGETHER.

     (If neither blank space is initialed, the agents will be required to act TOGETHER)

IN MY NAME, PLACE AND STEAD in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations Law to the extent that I am permitted by law to act through an agent:

(DIRECTIONS: Initial in the blank space to the left of your choice any one or more of the following lettered subdivisions as to which you WANT to give your agent authority. If the blank space to the left of any particular lettered subdivision is NOT initialed, NO AUTHORITY WILL BE GRANTED for matters that are included in that subdivision. Alternatively, the letter corresponding to each power you wish to grant may be written or typed on the blank line in subdivision "(Q)", and you may then put your initials in the blank space to the left of subdivision "(Q)" in order to grant each of the powers so indicated.)


[  ]    (A)   real estate transactions;                [ ]      (M) making gifts to my spouse, children
                                                                    and more remote descendants,
                                                                    and parents, not to exceed in the
                                                                    aggregate $10,000 to each of such
                                                                    persons in any year;
[  ]    (B)   chattel and goods transactions;
[  ]    (C)   bond, share and commodity
              transactions;
[  ]    (D)   banking transactions;                    [ ]      (N) tax matters;

[  ]    (E)   business operating transactions;         [ ]      (O) all other matters

[  ]    (F)   insurance transactions;                  [ ]      (P) full and unqualified authority to my
                                                                    attorney(s)-in-fact to delegate any
                                                                    or all of the foregoing powers to
                                                                    any person or persons whom my
                                                                    attorney(s)-in-fact shall select;
[  ]    (G)   estate transactions;
[  ]    (H)   claims and litigation;
[  ]    (I)   personal relationships and affairs;
[  ]    (J)   benefits from military service;          [ ]      (Q)  each of the above matters identified
                                                                     by the following letters:
[  ]    (K)   records, reports and statements;
[  ]    (L)   retirement benefit transactions;                      B, C, D, E, F, I, K and N

                                                                               MS

     (Special provisions and limitations may be included in the statutory short form durable power of attorney only if they conform to the requirements of section 5-1503 of the New York General Obligations Law.)

This Durable Power of Attorney shall not be affected by my subsequent disability or incompetence. If every agent named above is unable or unwilling to serve, I appoint (insert name and address of successor)

                                      to be my agent for all purposes hereunder.

TO INDUCE ANY THIRD PARTY TO ACT HEREUNDER, I HEREBY AGREE THAT ANY THIRD PARTY RECEIVING A DULY EXECUTED COPY OR FACSIMILE OF THIS INSTRUMENT MAY ACT HEREUNDER, AND THAT REVOCATION OR TERMINATION HEREOF SHALL BE INEFFECTIVE AS TO SUCH THIRD PARTY UNLESS AND UNTIL ACTUAL NOTICE OR KNOWLEDGE OF SUCH REVOCATION OR TERMINATION SHALL HAVE BEEN RECEIVED BY SUCH THIRD PARTY, AND I FOR MYSELF AND FOR MY HEIRS, EXECUTORS, LEGAL REPRESENTATIVES AND ASSIGNS, HEREBY AGREE TO INDEMNIFY AND HOLD HARMLESS ANY SUCH THIRD PARTY FROM AND AGAINST ANY AND ALL CLAIMS THAT MAY ARISE AGAINST SUCH THIRD PARTY BY REASON OF SUCH THIRD PARTY HAVING RELIED ON THE PROVISIONS OF THIS INSTRUMENT.

THIS DURABLE GENERAL POWER OF ATTORNEY MAY BE REVOKED BY ME AT ANY TIME.

     In Witness Whereof, I have hereunto signed my names this 6 day of October, 2004.

(YOU SIGN HERE:)                                 /s/ Martha Stewart
                                                --------------------------------
                                                  (Signature of Principal)



                        ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK                                  ss.:

           On October 6, 2004, before me, the undersigned, personally appeared Martha Stewart personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

                                              /s/ Jenya Stumacher
                                             -----------------------------------
                                             (signature and office of individual
                                              making acknowledgement)



                     ACKNOWLEDGEMENT OUTSIDE NEW YORK STATE

STATE OF                            COUNTY OF                      ss:


           On_________________ before me, the undersigned, personally appeared___________________ personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument, and that such individual made such appearance before the undersigned in

(insert city or political subdivision and state or county or other place acknowledgment taken).


                                            ------------------------------------
                                            (signature and office of individual
                                             making acknowledgment)

                AFFIDAVIT THAT POWER OF ATTORNEY IS IN FULL FORCE
                          (Sign before a notary public)

STATE OF                            COUNTY OF _________________ ss:

                                             being duly sworn, deposes and says:

1. The Principal within did, in writing, appoint me as the Principal's true and lawful ATTORNEY(S)-IN-FACT in the within Power of Attorney.

2. I have no actual knowledge or actual notice of revocation or termination of the Power of Attorney by death or otherwise, or knowledge of any facts indicating the same. I further represent that the Principal is alive, has not revoked or repudiated the Power of Attorney and the Power of Attorney still is in full force and effect.

3. I make this affidavit for the purpose of inducing

to accept delivery of the following Instrument(s), as executed by me in my capacity as the ATTORNEY(S)-IN-FACT, with full knowledge that this affidavit will be relied upon in accepting the execution and delivery of the Instrument(s) and in paying good and valuable consideration therefor:





Sworn to before me on

                                        ----------------------------------------

                                                                     SCHEDULE IV

               Connecticut Statutory Short Form Power of Attorney

           Notice: The powers granted by this document are broad and sweeping. They are defined in Connecticut Statutory Short Form Power of Attorney Act, sections 1-42 to 1-56 inclusive, of the general statutes, which expressly permits the use of any other or different form of power of attorney desired by the parties concerned. The grantor of any power of attorney or the attorney-in-fact may make application to a court of probate for an accounting as provided in subsection (b) of section 45a-175.

           Know All Men by These Presents, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Connecticut Statutory Short Form Power of Attorney Act:

           That I, Martha Stewart, c/o Martha Stewart Living Omnimedia, Inc., 19 Newtown Turnpike, 2nd Floor, Westport, CT 06880, do hereby appoint Alexis Stewart, 27 North Moore Street, Apt. PH-E, New York, NY 10013, my attorney-in-fact TO ACT...

           If more than one agent is designated and principal wishes each agent alone to be able to exercise the power conferred, insert in this blank the word "severally" . Failure to make any insertion or the insertion of the word "jointly" shall require the agents to act jointly.

           First: In my name, place and stead in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Connecticut Statutory Short Form Power of Attorney Act to the extent that I am permitted by law to act through an agent:

           (Strike out and initial in the opposite box any one or more of the subdivisions as to which the principal does NOT desire to give the agent authority. Such elimination of any one or more of subdivisions (A) to (L), inclusive, shall automatically constitute an elimination also of subdivision
(M).)

           To strike out any subdivision the principal must draw subdivision a line through the text of the subdivision AND write his initials in the box opposite.

            ---(A)----- real estate transactions;----------------------  (MS)
               (B)      chattel and goods transactions;                  (  )
               (C)      bond, share and commodity transactions;          (  )
               (D)      banking transactions;                            (  )
               (E)      business operating transactions;                 (  )
               (F)      insurance transactions;                          (  )
           --- (G)----- estate transactions;---------------------------- (MS)
           --- (H)----- claims and litigation;-------------------------- (MS)
               (I)      personal relationships and affairs;              (  )
           --- (J)----- benefits from military service;----------------- (MS)
               (K)      records, reports and statements;                 (  )
           --- (L)----- health care decisions;-------------------------- (MS)
           --- (M)----- all other matters; ----------------------------- (MS)

           (Special provisions and limitations may be included in the statutory short form power of attorney only if they conform to the requirements of the Connecticut Statutory Short Form Power of Attorney Act).

           This power of attorney shall not be affected by my subsequent disability or incompetence.

           Second: With full and unqualified authority to delegate any or all of the foregoing powers to any person or persons whom my attorney(s)-in-fact shall select;

           Third: Hereby ratifying and confirming all that said attorney(s) or substitute(s) do or cause to be done.

           IN WITNESS WHEREOF I have hereunto signed my name and affixed my seal this 6th, day of October, 2004.




     /s/ Martha Stewart
--------------------------------
(Signature of Principal) (Seal)

STATE OF NEW YORK          )
                           ) ss.:
COUNTY OF NEW YORK         )

           On the 6th day of October, 2004, before me, the undersigned, personally appeared Martha Stewart, known to me (or satisfactory proof) to be the person whose name she subscribed to the within instrument and acknowledged that she executed the same for the purposes contained therein.

         IN WITNESS WHEREOF I hereunto set my hand.





                                                    /s/ Jenya Erica Stumacher
                                                   -----------------------------
                                                          Notary Public

           [SEAL]



My commission expires:

JENYA ERICA STUMACHER
Notary Public, State of New York
No. 02ST6059900
Qualified in Westchester County
Commission Expires December 26, 2006

-------------------------------------
(ACKNOWLEDGEMENT)

                                                                      SCHEDULE V

                                 REVOCABLE PROXY

The undersigned hereby constitutes and appoints Alexis Stewart as the undersigned's true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, that are owned by the undersigned from time to time to appear, vote and otherwise act, or to consent in the absence of a meeting, with respect to such securities all in the name, place and stead of the undersigned in the same manner that the undersigned might do and with the same powers. The undersigned hereby ratifies and confirms all that said proxy, attorney-in-fact and agent shall do or cause to be done by virtue hereof.

This Revocable Proxy shall remain in full force and effect until revoked by the undersigned in a writing delivered to the foregoing proxy, attorney-in-fact and agent.

This Revocable Proxy is executed as of the date set forth below.


THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP


By:      /s/ Martha Stewart
        --------------------------------
Name:    Martha Stewart
Title:   General Partner


Dated:   October 6, 2004